Statement by Ecopetrol’s Board of Directors

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that its Board of Directors concluded a meeting on March 24, 2026, during which, among other matters, the following issues were discussed:

i)                The communication sent by the UNIÓN SINDICAL OBRERA (“USO”) titled “Request for Dr. Ricardo Roa Barragán to Be Removed from His Position as President of Ecopetrol." In this letter, the union expressed its position regarding the current situation of Mr. Ricardo Roa Barragán as President of Ecopetrol S.A. and indicated that a nationwide workers’ mobilization may be convened if the Board does not take the requested actions.

ii)               Requests submitted by minority shareholders, which make reference, among others, to the public disclosure—of the decision issued by the Office of the Attorney General of Colombia, regarding the formal charges against the President, the Board of Directors' analyses of this situation, and questions about the possible activation of default clauses in existing contracts and potential non-compliance with regulations applicable to Ecopetrol.

iii)             The statement from attorney Diego Henao Vargas, legal representative of Luis Enrique Rojas Cuéllar, former President of Hocol S.A. (“Hocol”), a subsidiary of the Ecopetrol Group, who issued a response to Hocol’s statement titled “Hocol Rejects Unfounded Allegations by a Former Company Official,” demanding—as far as Ecopetrol is concerned—the resignation of Ecopetrol’s current president. This statement was in response to Hocol’s press release and included, among other matters, a call for the resignation of Ecopetrol’s current President.

After a thorough and diligent review of these matters, the Board of Directors states the following:

-        The Board recognizes its responsibilities under the applicable standards of due diligence and has been assessing the risks to the Company arising from various news reports concerning Dr. Roa. This assessment has been supported by relevant internal departments—particularly the Corporate Compliance Directorate—and by external expert advisors from both Colombia and the United States. The Board has also implemented and is maintaining appropriate monitoring measures in accordance with a dedicated protocol implemented for this purpose.

-        The Board gives great importance to the views of the employees represented by the USO, a historic labor union for the country and the Company. Ecopetrol reaffirms its commitment to constructive dialogue with stakeholders, to maintain operational continuity, and to create value for all its shareholders.

-        qWith regards to the communication from minority shareholders, the Board addressed each issue raised, noting that on March 11, 2026, and through this channel, Ecopetrol disclosed the decision of the Office of the Attorney General of Colombia regarding the formal charges against the President. The Board also referenced the analyses conducted in relation to this matter, confirmed that, as of this date, there have not been violations of regulations governing Ecopetrol, nor breaches of credit agreements or other material contracts as a result of this situation, and stated that the Company has not received any notifications of requirements, investigations, orders, or ongoing proceedings from the competent securities market authorities.

-        The Company is continuously monitoring proceedings of various types initiated against Ecopetrol and/or its legal representative. This ongoing monitoring underscores senior management’s commitment to ensuring that investors and the public receive complete, accurate, and sufficient information.

Ecopetrol’s Board of Directors remains fully committed to safeguarding the interests of the Company and the rights of its shareholders, while upholding the highest standards of transparency and good corporate governance.

Bogota, March 25, 2026

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Ecopetrol is Colombia's largest company and one of the leading integrated energy companies in the Americas, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of hydrocarbon production, most of the hydrocarbon transportation, logistics, and refining system, and has leading positions in petrochemicals and gas distribution. With the acquisition of 51.4% of ISA's shares, it participates in energy transmission, real-time systems management (XM), and the Barranquilla-Cartagena coastal road concession. Internationally, Ecopetrol has a presence in strategic basins in the Americas, with E&P operations in the United States (Permian Basin and Gulf of Mexico), Brazil, and Mexico. Through ISA and its subsidiaries, it holds leading positions in the energy transmission business in Brazil, Chile, Peru, and Bolivia, as well as in road concessions in Chile and telecommunications.

For more information, please contact:

Investor Relations Department

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Marcela Ulloa Beltrán

Email: marcela.ulloa@ecopetrol.com.co